

CVB Financial Corp.

2024 Summary Annual Report



Celebrating 50 Years

CVB Financial Corp. had the honor of ringing the Nasdaq Closing Bell on November 6, 2024.

The Board of Directors and Executive Leadership were in attendance to celebrate our 50th anniversary. George A. Borba Jr., Vice Chairman of the Board, led the ceremony in recognition of 50 years of helping our customers reach success.



Photography courtesy of Nasdaq, Inc.

Our Story

Since 1974, Citizens Business Bank has been creating banking relationships by focusing on our customers and helping them achieve more for their business, their employees, and the communities they serve. Our founder, George A. Borba Sr., was an enterprising dairy farmer and small business owner from Southern California. George saw a need to support other business owners in his community by helping them preserve and enhance the value of their companies. He shared his vision with a group of local business leaders who cared deeply about their community, and together they set out to design a new banking experience.

Chino Valley Bank was established in August of 1974. 50 years later, Citizens Business Bank has grown to more than $15 billion in assets with over 60 banking locations and 3 trust offices throughout California. We changed our name to Citizens Business Bank along the way, but we still hold true to our original vision.

We are proud to be in the position to assist entrepreneurs with opportunities to foster and grow their businesses. Our customers' success is our success. We are able to build long-standing relationships with each customer by treating them the way they would want to be treated. In fact, many of our customers have banked with us for decades.

Our unwavering commitment to our Five Core Values of Financial Strength, Superior People, Customer Focus, Cost-Effective Operation, and Having Fun is the reason we are consistently recognized as one of the top-performing banks in the nation.

Our Vision

Citizens Business Bank will strive to become the premier financial services company operating throughout the state of California, serving the comprehensive financial needs of successful small to medium-sized businesses and their owners.

Our Mission

The mission of Citizens Business Bank is to achieve superior performance and rank in the top ten percent of all financial institutions in the nation in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals throughout California. It will be supported by an unqualified commitment to our Five Core Values of Financial Strength, Superior People, Customer Focus, Cost-Effective Operation, and Having Fun.

Top 50
Public Banks
S&P Global Market Intelligence, 2024

America's Best Banks[1]
Forbes, 2025



Five-Star Superior Rating
BauerFinancial, 2024

Super Premier
Performing Bank
Findley Reports, 2024

Business Angel
of the Year
Los Angeles Business Journal, 2024

BBB+
Strong Rating Outlook
Fitch Ratings, 2025

$200.7
Million Net Earnings

191
Consecutive Quarters of Profitability
Over 47 Years

141
Consecutive Quarters of Cash Dividends Paid
Over 35 Years

[1]CVB Financial Corp. is the holding company for Citizens Business Bank

Table of Contents

Board of Directors



Hal W. Oswalt

Chairman



George A. Borba Jr.

Vice Chairman



David A. Brager

President
Chief Executive Officer



Raymond V. O'Brien III

Director



Stephen A. Del Guercio

Director



Anna Kan

Director



Jane Olvera Majors

Director



Kimberly Sheehy

Director

To our Shareholders, Customers, and Associates

2024 in Review

Citizens Business Bank celebrated our 50th anniversary in 2024 and, since inception, we have grown to more than $15 billion in assets, with 3 trust offices and over 60 banking locations throughout California. We were honored to have our Board of Directors invited by Nasdaq to ring the closing bell in celebration of our 50 years of success in business banking. We celebrate our 50-year record of creating long-lasting and trusted banking relationships by focusing on our customers' needs and helping them achieve their goals for their businesses, their employees, and the communities we mutually serve.

We reported our 191st consecutive quarter of profitability and paid our 141st consecutive quarterly cash dividend to our shareholders. Net earnings were $200.7 million for the year ended December 31, 2024, compared with $221.4 million for the year ended December 31, 2023. For the year ended December 31, 2024, return on average assets (ROAA) was 1.24% and return on average tangible common equity (ROATCE) was 14.95%, compared to 1.35% ROAA and 18.48% ROATCE for 2023.

We reported total assets of $15.2 billion at December 31, 2024, compared to total assets of $16.02 billion at December 31, 2023, primarily due to our pay-down of external debt. During the 4th quarter of 2024, our Board of Directors authorized a new 10 million share repurchase program.

We continue to partner with the best privately held and family-owned businesses throughout California. Our reputation as one of the top-performing banks in the nation is reinforced by the accolades we continue to receive, year after year. In 2024, our Bank was again ranked on S&P Global Market Intelligence's Top 50 Public Banks and Forbes' Best Banks in America lists. We also continued to earn our designation as a "Super Premier" Performing Bank by the Findley Reports, our Five-Star Superior rating from BauerFinancial, and our BBB+ rating from Fitch Ratings.

Our strong financial position allows us to continue our support of the numerous communities we serve. Recently, we donated $200,000 divided equally among four relief agencies working on the front lines to assist people affected by the devastating wildfires that occurred in Los Angeles County. We are also one of the banks participating in the California Department of Financial Protection & Innovation (DFPI) relief efforts to assist those impacted by the fires. In total, during 2024, we

Continued on next page

supported our communities with approximately $2.1 million in donations to a variety of charitable organization supporting individuals and businesses. Our two Annual Charity Golf Tournaments raised a combined total of $207,500 in 2024 for community benefit organizations in Orange County and Los Angeles County.

On behalf of our Board of Directors, we thank our associates for their hard work and dedication, our customers for their business and ongoing loyalty, and our shareholders for their continued support and trust.

David A. Brager
President and Chief Executive Officer

Hal W. Oswalt
Chairman of the Board

Financial Highlights

At year end, we reported our 191st consecutive quarter of profitability and paid our 141st consecutive quarterly cash dividend to shareholders. Our focus on improving key financial metrics, including profitability and asset quality, is paramount.



Financial Highlights

Total Assets

(Dollars in Billions)



2024	$15.2
2023	
2022	
2021	
2020	$14.4

Total Deposits[1]

(Dollars in Billions)



2020	2021	2022	2023	2024
$12.2				$12.2

[1]Includes customer repurchase agreements.

Total Loans

(Dollars in Billions)



2024	$8.5
2023	
2022	
2021	
2020	$8.3



$7.5
$7.0
2020
2021
2022
2023
2024

Noninterest Bearing Deposits

(Dollars in Billions)

$48.2
$56.9
2020
2021
2022
2023
2024



Noninterest Income[2]

(Dollars in Millions)

[2]Excludes gain on sale of loans, securities, sale leaseback, branches, and gain on eminent domain

Efficiency Ratio[3]

41.40%
41.09%
38.98%
42.00%
46.55%
2020
2021
2022
2023
2024

[3] Noninterest expense divided by net interest income before provision for credit losses plus noninterest income.

Net Earnings

(Dollars in Millions)



2024
$200.7
2023
2022
2021
2020
$177.2

Financial Highlights

Dividends Declared

(Dollars in Millions)



2024	$111.9
2023	
2022	
2021	
2020	$97.7

Shareholders' Equity

(Dollars in Billions)



2024	$2.2
2023	
2022	
2021	
2020	$2.0

Diluted Earnings Per Share



2024	$1.44
2023	
2022	
2021	
2020	$1.30

Valued Customers

Our founders understood that building long-lasting, genuine relationships with our customers would lead to successful outcomes for the customer and the Bank. For 50 years, we have focused on the power of relationship banking to help set us apart from other financial services companies. We serve a diverse range of industries, from dairy farms and manufacturers to professional services and public administration. Many of our banking relationships have been going strong for decades.





Apex Imaging Services was founded in 1949 as a painting company for the petroleum industry. Over the years, the business expanded into general contracting for retail, restaurant, grocery, and petrol clients. Now in their 75th year of business, Apex Imaging Services has a nationwide presence for multi-site remodels and rollouts in the retail, banking, grocery, restaurant, and convenience store industries. As Hal Hargrave, Chief Executive Officer & Owner, explains it, "We're not a general contractor anymore. We're a national solutions company."

Apex Imaging Services first entered into a banking relationship with Citizens Business Bank in 1985. They amicably parted ways in 1994 but returned to Citizens Business Bank after the large national bank they were using had continually failed to meet their needs. "We were looking to grow, but the big bank had us pigeonholed, telling us we weren't positioned for growth," says Hal. Dan Cardona, Chief Operating Officer, adds, "We understand the value of the relationship



Apex Imaging Services

Valued Customer Since 1985

Pictured: **Hal Hargrave**, *Chief Executive Officer & Owner,* **Kathleen Hargrave**, *President & Owner,* **Michele Stratton**, *Chief Financial Officer,* **Dan Cardona**, *Chief Operating Officer*

"We continue to be impressed with the customer service, every day."

banking model and the power of personal service, because of our own similar focus on building relationships with our clients." This alignment of values led Apex to return to the partnership with Citizens Business Bank in 2010. Apex Imaging Services immediately began to scale their business, and they have seen a 20% year-over-year growth in a 10-year period.

When asked which Bank services have stood out the most, Hal responded, "Daily cash management, **Online Banking**, and **Lines of Credit** – all are critical to our business." Apex Imaging Services received a **Paycheck Protection Program (PPP) Loan**, which helped to keep employees on payroll during the COVID-19 pandemic. Their focus on personal interactions and building relationships led the Apex team to secure **Equipment Financing** for streamlining their travel and facilitating face-to-face meetings with clients across the country. "The Bank has grown with us and adapted along with us," says Hal, "and they've really worked with us so well."



Bakman Enterprises

Valued Customer Since 2005

Pictured:

Shay Bakman, *Vice President,* **Tim Bakman**, *President*

"The Bank has always taken care of us and met our needs."

Bakman Enterprises has been operating in California's Central Valley for more than 75 years. In 1948, Bakman Water Company was formed to meet the need for local water systems in new housing developments within the Fresno community. Over the years, the company has grown and diversified to include commercial real estate development, multi-family properties, and commercial retail centers. Today, Bakman Enterprises consists of a diverse group of thriving businesses, and Bakman Water Company has expanded to cover more than four square miles in the Southeast Fresno area.

Shay Bakman, Vice President and the fourth generation of the Bakman family to be involved in the business, is focused on growing Bakman Enterprises with the support of Citizens Business Bank. When Bakman Enterprises was expanding their commercial real estate development business, they reached out to their Relationship Manager to help with **Commercial Real Estate Financing** for a new shopping center. "Our Relationship Manager provides answers. When she



can't provide an answer, she doesn't give us some 1-800 number. She calls for us," explains Shay. "She provides quick assistance under tight deadlines."

"The Bank has great products to help us protect our money and grow our money," says Shay. Like many other businesses, Bakman Enterprises has seen an alarming increase in the number of their mailed checks being stolen and rewritten by fraudsters. In response, Bakman Enterprises implemented **Check Positive Pay** to significantly reduce the risk of check fraud. "We are just starting with Positive Pay," says Shay, "and it has already been a good recommendation." Other services, such as **Remote Deposit Capture** and **Business Online Banking**, make daily banking more convenient for Shay's team. Shay is also impressed with the level of service provided by CitizensTrust, "the **Wealth Management** team has been great, kept us informed, and explained everything to us in layman's terms."



The Orange Coast Title Family of Companies and Citizens Business Bank both began operation in 1974. In the 50 years since then, both companies have steadily grown, expanding their customer base, product offerings, and footprint in Southern California. Today, Orange Coast Title Family of Companies is a full-service title agency that serves Southern California. With a focus on growth in the last ten years, the company now has offices throughout the Western United States, with some national capabilities as well.

In 1990, the then-CEO of Chino Valley Bank personally met with Orange Coast Title management to discuss a new banking relationship. The two companies formed a long-term business relationship that same day, and it still holds strong more than 30 years later. "Trust is the most important part of our partnership," says Mike Marconi, President & Chief Operating Officer. "Whether on a wire transfer or a request for banking needs, we trust that the Citizens Business

Orange Coast Title Family of Companies

Valued Customer Since 1990

*Pictured: **Mike Marconi**, President & Chief Operating Officer*

"It's not just a transaction, it's a partnership. We have that with Citizens Business Bank."

Bank team will have a look at whatever we say. They know how our services work and they take care to handle any problems we might have."

Mike and his team have a direct connection with their Relationship Manager, knowing they can reach out at any time. "If we absolutely need to send a wire transfer right away, we call our Relationship Manager," says Mike. "We bank with her and her team to make that happen." All of the individual companies under Orange Coast Title require varying levels of banking products and services. This has led to opening multiple **Demand Deposit Accounts** and **Money Market Accounts** to meet each of their unique needs. For their day-to-day banking needs, the companies use a wide range of **Treasury Management** products, including **Check Positive Pay**, **Positive Pay Payee Match**, and **ACH Positive Pay**. Citizens Business Bank will continue to go above and beyond to maintain the long-standing partnership with Orange Coast Title as both companies maintain their growth well into the future.


SAFETY FIRST
U.S. CONTINENTAL
UNITED IN SAFETY AND CARE
UNIDOS EN SEGURIDAD Y CUIDADO
SAFETY FIRST
MULTI-STAGE
MANUFACTURING CORPORATION

U.S. Continental, a private label manufacturer serving a broad variety of companies, has grown to become the world's largest manufacturer of leather and fabric care products. David Williams, Chief Executive Officer, started the company together with his father more than 35 years ago, beginning with a table at a local swap meet and expanding it into a global industry leader. Their comprehensive facility in Corona, California includes a state-of-the-art laboratory, R&D, graphic design, manufacturing, packaging, and distribution.

"I know another business owner that is using an entirely online bank, and that relationship is completely transactional," says David. "That's not the case with Citizens Business Bank. We have more than a transactional relationship with the Bank, and I can call my Relationship Manager to get results." When one of his father's entrepreneurial endeavors went through a bankruptcy, David saw firsthand how crucial his father's strong relationships with his attorney and accountant



U.S. Continental

Valued Customer Since 2001

*Pictured: **David Williams**, Chief Executive Officer*

"Citizens Business Bank

understands our business."

were in helping him rebuild. That experience was on his mind when choosing a banking partner and is what ultimately led his company to the Bank.

For more than 20 years, U.S. Continental has cultivated a strong relationship with Citizens Business Bank. A **Revolving Line of Credit** gives David reassurance that funds are available when U.S. Continental needs them and will help prepare for future growth. **Owner-Occupied Commercial Real Estate Financing** supports the manufacturing facility, and **Equipment Financing** helps to implement cutting-edge technology. They use a suite of **Treasury Management** services and recently implemented **Check Positive Pay** for additional fraud protection. Citizens Business Bank plans to continue working together with U.S. Continental as they expand their presence across the globe.

KDG Construction Consulting

Valued Customer Since 2014

Pictured: **Lydia Kennard**, *President & Chief Executive Officer*

"Lots of different types of products that allow us to grow our business platforms."

In 1957, Robert Kennard formed Kennard Design Group, which would grow to become one of the largest African American-owned architectural practices in the country. KDG Construction Consulting was founded in 1980 by Robert's daughter, Lydia Kennard, as an offshoot of the Kennard Design Group. Today, Lydia is at the helm of KDG Construction Consulting, which provides construction and project management services to public and institutional clients throughout California and the Western United States.

"As a fourth generation entrepreneur, it's in my DNA," says Lydia Kennard, President & Chief Executive Officer. By 2011, KDG Construction Consulting had seen explosive growth, and Lydia soon found that the large national bank they were using was no longer a good fit. "Those big banks are not set up to handle mid-market companies like ours," states Lydia, "and they fall



short of our banking needs." She was searching for a new financial services company that valued personal service and had the capabilities to meet their unique business needs.

In 2014, KDG Construction Consulting looked to Citizens Business Bank as a long-term business partner to help continue their growth. "I believe a bank should be a partner, and Citizens Business Bank has been very responsive to our financial needs," says Lydia. KDG has implemented **Treasury Management** services to manage financial risk and handle daily cash flow. **Commercial Real Estate Financing** was also essential to successfully completing a recent business acquisition. **Lines of Credit** provide KDG with borrowing flexibility and access to capital. As KDG Construction Consulting continues to grow, Lydia knows they have found success in the full banking relationship with Citizens Business Bank.



Denovo Dental Inc. is a pediatric dental manufacturing company that provides products to dental practices across the globe. The company was founded by Richard Parker in 1988, with a goal to be the dental industry's most customer-centric company. Through the years, Denovo Dental has built a respected name in their industry and are known for manufacturing a variety of high-quality dental products, from space maintainers and customized crowns to pediatric instruments and bands for fillings. Denovo Dental has maintained a full banking relationship with Citizens Business Bank over three generations of the Parker family, with plans for the fourth generation to one day enter the family business.

Today, Richard's son, Joseph Parker, serves as President and continues to build the company around relationships. Joseph's own son is also involved in the business, and they speak highly of their family's experience with the Bank. "It's about the convenience and the relationship. We



Denovo Dental

Valued Customer Since 2002

Pictured:

Joseph T. Parker II, *General Manager,* **Joseph T. Parker**, *President,* **Joseph T. Parker III**

"We found Citizens Business Bank and have been a customer ever since. We have a great partnership."

have been a customer of Citizens Business Bank for more than twenty years and they have been very helpful," explains Joseph.

"When I walk into the Center and they know my name, it's a great feeling," says Joseph, "They know who you are." Denovo Dental regularly initiates **Wire Transfers** and **ACH Transfers** as convenient methods of sending payments. The Bank provides Denovo Dental with a variety of **Treasury Management** services to help make their everyday banking more manageable. Joseph also relies on professionals from the CitizensTrust **Wealth Management** team to deliver hands-on management of assets tailored to his company and his goals. We will continue to provide solutions to help Denovo Dental grow as they expand their business and relationship with Citizens Business Bank.

Services

We're in the business of helping our customers build their business. We achieve this by taking the time to learn about our customers, their businesses, and their long-term goals. Then, we identify the most relevant banking, lending, and investing solutions that would best fit their unique needs. Our approach allows us to offer our customers a customized banking experience tailored to their individual needs.



Banking

Business



Accounts

- Business Checking
- Investment Checking
- Analysis Business Plan
- Business Savings
- Premium Money Market
- Certificate of Deposit
- Zero Balance Account
- CDARS®
- Attorney Client Trust
- Business Sweep[1]



Fraud Prevention

- Check Positive Pay
- Positive Pay Payee Match
- Reverse Positive Pay
- ACH Positive Pay
- CardValet®
- Safe Deposit Box



Payables

- Bill Pay
- Debit Card
- ACH Origination
- Wire Transfer
- Credit Card
- Tax Payment Services
- Samsung Pay
- Apple Pay®
- Google Pay™
- Commercial Card
- Zelle® for Small Business



Receivables

- Remote Deposit Capture
- ACH Origination
- Merchant Services
- Bill Pay Consolidation
- Lockbox
- Instant Payments
- Image Cash Letter
- Cash Vault Services
- Smart Safe Advanced Credit
- Mobile Deposit



Data Management

- Business Online Banking
- E-Statements
- Image Services
- Mobile Banking
- Business Insights
- Disbursement Reporting
- Account Reconcilement
- Information Reporting
- Electronic Data Interchange

Personal



Online & Cards

- Online Banking
- Bill Pay
- Mobile Banking
- Mobile Deposit
- E-Statements
- Debit Card
- Credit Card
- Personal Financial Management (PFM)
- Safe Deposit Box
- CardValet®
- Samsung Pay
- Apple Pay®
- Google Pay™
- Zelle®



Accounts

- Premium Money Market
- Personal Checking
- Personal Savings
- Minor Trust Savings
- CDARS®
- Certificate of Deposit
- 55 Checking
- Preferred Choice Checking
- Individual Retirement Account
- Investment Checking
- Health Savings Account



[1]

Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed	Not Bank Deposits or Obligations	May Lose Value

Lending

Business



Revolving Lines of Credit



Commercial Real Estate Lending



Dairy & Livestock



Asset-Based Lending



Term Lending



Equipment Financing



Agricultural Lending



Construction Lending



Small Business Administration



C-PACE Financing



Municipal Financing

Personal



Citizens Home Lending

Home Purchase
Home Refinance
Home Equity Line of Credit



Auto Financing



Revolving Lines of Credit

Investing

CITIZENSTRUST™

For more than 100 years, business owners and families in California have depended on the conscientious and disciplined wealth management strategies and seasoned experience available from CitizensTrust.



CitizensTrust **Wealth Management**[1]

Asset Management

Charitable Services

Estate Planning



CitizensTrust **Investment Services**[2]

Business & Succession Planning

Financial Planning

Personal Investing

Retirement Planning

1 Citizens Business Bank is not a registered broker/dealer. Trust and Wealth Management services are provided by CitizensTrust Wealth Management.

2 **Securities and advisory services are offered through LPL Financial (LPL), a registered investment advisor and broker-dealer** (member **FINRA/SIPC**). Insurance products are offered through LPL or its licensed affiliates. Citizens Business Bank and CitizensTrust Investment Services **are not** registered as a broker-dealer or investment advisor. Registered representatives of LPL offer products and services using CitizensTrust Investment Services, and may also be employees of Citizens Business Bank. These products and services are being offered through LPL or its affiliates, which are separate entities from, and not affiliates of, Citizens Business Bank or CitizensTrust Investment Services. Securities and insurance offered through LPL or its affiliates are:

Not Insured by FDIC or Any Other Government Agency	**Not Bank Guaranteed**	**Not Bank Deposits or Obligations**	**May Lose Value**

Citizens Business Bank provides referrals to financial professionals of LPL Financial LLC ("LPL") pursuant to an agreement that allows LPL to pay the Financial Institution for these referrals. This creates an incentive for the Financial Institution to make these referrals, resulting in a conflict of interest. The Financial Institution is not a current client of LPL for brokerage or advisory services.

Please visit **https://www.lpl.com/disclosures/is-lpl-relationship-disclosure.html** for more detailed information.

Industry Expertise

Every industry is different, with unique needs and goals. Our financial expertise and successful track record enable us to specialize in providing powerful financial solutions for a wide range of industries.


Industrial & Manufacturing


Property Management


Title & Escrow


Agriculture


Nonprofit


Professional Services


Medical


Labor Management


Fiduciary Services


Dairy & Livestock


International Services


Government

Community Commitment

Citizens Business Bank is deeply engaged in Corporate Citizenship throughout the communities we serve. We actively support hundreds of nonprofit organizations through our lending, investment and donations, and volunteer service.

We are committed to strengthening our communities by offering superior financial services, establishing partnerships with local organizations, and consistently encouraging volunteerism at every level of the Bank. Our goal is to make a positive difference in the places we live and work, so current generations can experience a higher quality of life, and future generations can inherit a better world.

$2.1 Million Donated in 2024

Food Bank Support

Citizens Business Bank provided much-needed relief through donations to seven food banks located throughout California. Featured organizations that received financial support include Feeding America Riverside and San Bernardino Counties, The Salvation Army Tulare Corps – Del Oro Division, Union Station Homeless Services, Los Angeles Regional Food Bank, Food Share of Ventura County, and Community Action Partnership of Kern.

Workforce Development

Our Bank supported organizations doing the vital work of providing workforce development and education to students, adults, and disabled individuals, such as Anthesis, Junior Achievement of San Diego County, PUENTE Learning Center, Community Development Technologies Center (CD Tech), GRID Alternatives Inland Empire, Hollenbeck Police Activities League, Working Wardrobes, Housing & Opportunity Foundation of Kern, Community Services Employment Training, Vocational Improvement Program, Inc., Inland Empire Job Corps, and Proteus Inc.

Affordable Housing

We donated over $390,000 to support various housing organizations in support of affordable housing solutions ranging from homeless shelters to homebuyer education to senior housing. A partial list of organizations that received financial support include Covina Field of Valor, Habitat for Humanity Fresno, Mary Erickson Community Housing, Rio Hondo Community Development Corporation, Southwest Fresno Development Corporation, Habitat for Humanity San Bernardino Area, Inc., Inland Empire Resource Center, Neighborhood Housing Services of the Inland Empire, Orange County Community Housing Corporation, Salt + Light Works, Veterans Housing Alliance, Housing and Opportunity Foundation of Kern County, Community Housing Council of Fresno, and Self-Help Enterprises.

Proteus Inc. Workforce Development

The Bank provided $10,000 in grant funding to Proteus Inc. to support low-to-moderate income individuals by providing employment, education, training, and community services to program participants. The funding was used to help individuals obtain career training or educational vocational school services, employment and training programs, as well as to support those in need of emergency supportive services. Proteus Inc.'s mission is to provide educational workplace training, job placement, and other supportive services to farm working families and diverse program participants, empowering them to achieve self-sufficiency.

Vocational Improvement Program, Inc. Workforce Development

The mission of Vocational Improvement Program, Inc. is to maximize the potential of individuals with disabilities. For the last few years, our Bank has provided support for its various programs, and in 2024 provided a grant for the ACE Program that provides a variety of opportunities for access to the local community as wells as training opportunities that are geared toward education, independence, and potential employment.

Access Plus Capital Small Business/Economic Development

Access Plus Capital continues to strengthen its role as a leading CDFI, driving economic mobility in Tulare and Kern counties. In 2024, 42% of its total funding was deployed in these regions, directly fueling small business growth in historically underserved communities. With a 96% repayment rate, the organization demonstrates a strong track record of responsible lending and financial stewardship, ensuring that investments translate into lasting economic impact. With the support of Citizens Business Bank's $5,000 grant, Access Plus Capital expanded its high-impact programs, offering technical assistance, back-office support, and capital solutions that empower entrepreneurs. This investment directly fueled initiatives—including workshops, one-on-one coaching, and ecosystem-building efforts—that strengthen small business resilience and drive sustainable regional growth. As a trusted CDFI, Access Plus Capital maximizes funding to dismantle systemic financial barriers, expand access to capital, and create sustainable pathways to prosperity.

Inland Empire Job Corps Workforce Development

A new partnership was established in 2024 to continue the growth of the Pathways to Career Success Program. The Inland Empire Job Corps Center, located in San Bernardino, California, provides free career training and education for low income 16- through 24-year olds. Our Bank's volunteers provided in-person training on the interview process, discussing all aspects from how to dress for an interview, how to answer typical interview questions to how to follow up after the interview. Many of the volunteers were Human Resources associates or hiring managers, sharing their expertise and real-life experience with young adults participating in Job Corps' Business and Finance Transition Program. After the training sessions, volunteers meet one-on-one with the participants to review drafts of their resumes and conduct mock interviews. For most of the participants, this was the first time they had prepared a resume or experienced the interview process. This new volunteer opportunity generated over 100 CRA service hours for the Bank.

Arranque Empresarial Small Business/Economic Development

Arranque Empresarial is a nonprofit organization committed to advancing educational excellence and economic empowerment in underserved communities. The organization's mission is to foster a culture of balance, wisdom, and creativity, ultimately promoting economic, social, and emotional stability through collective support. Our Bank's funding provided critical resources to low-to-moderate income individuals and entrepreneurs in Tulare and Kern Counties. The programs primarily benefit this demographic by equipping them with the knowledge, skills, and support necessary to achieve economic self-sufficiency and success.

Self-Help Enterprises Affordable Housing

Self-Help Enterprises is a nationally recognized community development organization whose mission is to work together with low-income families to build and sustain healthy homes and communities. Since 1965, Self-Help Enterprises' efforts have touched the lives of over 86,000 families. Our Bank provided $11,000 in funding to support "The Gateway" program offering educational and counseling services to equip low-income families with the tools and resources needed to meet financial and sustainable homeownership goals. The program helps low-income individuals qualify for reduced rates or mortgage insurance with some lenders, and supports USDA, CalHFA, City, and County homebuyer assistance programs.

Mission Community Services Corporation
Kern Women's Business Center Economic Development

Mission Community Services Corporation (MCSC) hosts the Women's Business Center in Kern County, providing the local business community with the knowledge they need to start and run successful businesses, including non profit businesses. They offer business start-up classes, monthly workshops, and free business consulting. Our Bank provided $5,000 in funding to support MCSC's potential entrepreneurs and small business owners to become self-sustaining, successful business operators and contributors to their communities. Bank associates also volunteered to provide small business and financial education workshops to the participants.

9/11 Day

9/11 Day is a 501(c)(3) nonprofit organization that hosts meal packs in 21 cities nationwide in observance of the September 11 National Day of Service & Remembrance. Forty Citizens Business Bank associates volunteered at the Los Angeles site to prep and pack meal boxes for low-to-moderate income individuals and families. The Bank also donated $10,000 in support of 9/11 Day's mission.



The Citizens Experience is the difference between simply meeting our customers' needs and ensuring we have exceeded their expectations. It is our way of recognizing the associates who go above and beyond to deliver exceptional service.



As part of the Citizens Experience program, the prestigious Borba Cup is awarded annually to an associate who exemplifies our Core Values and demonstrates a deep commitment to high-quality customer service. For 2024, the Borba Cup was awarded to Peter Csaba, Vice President and IT Technical Services Manager.

Leadership Team

With an average banking experience of more than 38 years, Citizens Business Bank's leaders form the foundations of success for the entire company. As individuals, each member of the leadership team contributes distinct perspectives and unique business and financial experience to the Bank.



David A. Brager
President
Chief Executive Officer



E. Allen Nicholson
Executive Vice President
Chief Financial Officer



David C. Harvey
Executive Vice President
Chief Operating Officer



David F. Farnsworth
Executive Vice President
Chief Credit Officer



Richard H. Wohl
Executive Vice President
General Counsel



R. Daniel Banis
Executive Vice President
CitizensTrust



Yamynn De Angelis
Executive Vice President
Chief Risk Officer



Ted J. Dondanville
Executive Vice President
Banking Division



Hector G. Gutierrez, Esq.
Executive Vice President
Deputy Chief Credit Officer



Joyce Y. Kwon
Executive Vice President
Human Resources



Daniel Limon
Executive Vice President
Specialty Lending



Susan M. Mlot
Executive Vice President
Operations



Timothy B. Noone
Executive Vice President
Specialty Banking



LaVon Short
Executive Vice President
Treasury Management
and Marketing



G. Larry Zivelonghi
Executive Vice President
Dairy & Livestock
Industries

As a team, they're at the forefront of driving organizational growth, and their focus is on the long-term success of the Bank, our customers, our associates, and the communities we serve.



Jeffrey S. Boyer
Senior Vice President
Los Angeles Region-North



Michael K. Currie
Senior Vice President
Information Technology



Gilbert W. Estrada
Senior Vice President
Inland Empire Region



Donald E. Evenson
Senior Vice President
CitizensTrust



Richard M. Favor
Senior Vice President
Central Coast Region



Deborah G. Gallagher
Senior Vice President
Small Business Administration



Michael B. Mulcahy
Senior Vice President
Los Angeles Region-Metro



Rudy I. Ramirez
Senior Vice President
Information Security



Mark C. Richardson
Senior Vice President
Real Estate Banking



Walter Smiechewicz
Senior Vice President
Internal Audit



Michael D. Stain
Senior Vice President
Central Valley Region



David S. Stong
Senior Vice President
San Diego Region



Robert E. Zeltner
Senior Vice President
Orange County Region

Financial Summary

Consolidated Balance Sheets
CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except share amounts)

	December 31,	
	2024	2023
Assets		
Cash and due from banks	$ 153,875	$ 171,396
Interest-earning balances due from Federal Reserve	50,823	109,889
Total cash and cash equivalents	204,698	281,285
Interest-earning balances due from depository institutions	480	8,216
Investment securities available-for-sale, at fair value		
(with amortized cost of $2,997,047 at December 31, 2024,		
and $3,398,942 at December 31, 2023)	2,542,115	2,956,125
Investment securities held-to-maturity (with fair value of		
$1,954,345 at December 31, 2024, and $2,082,881		
at December 31, 2023)	2,379,668	2,464,610
Total investment securities	4,921,783	5,420,735
Investment in stock of Federal Home Loan Bank (FHLB)	18,012	18,012
Loans and lease finance receivables	8,536,432	8,904,910
Allowance for credit losses	(80,122)	(86,842)
Net loans and lease finance receivables	8,456,310	8,818,068
Premises and equipment, net	27,543	44,709
Bank owned life insurance (BOLI)	316,248	308,706
Accrued interest receivable	45,716	48,994
Intangibles	9,967	15,291
Goodwill	765,822	765,822
Income taxes	171,178	163,968
Other assets	215,898	127,187
Total assets	$ 15,153,655	$ 16,020,993

	December 31,	
	2024	2023
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 7,037,096	$ 7,206,175
Interest-bearing	4,911,285	4,227,467
Total deposits	**11,948,381**	**11,433,642**
Customer repurchase agreements	261,887	271,642
Other borrowings	500,000	2,070,000
Deferred compensation	22,909	22,335
Accrued interest payable	5,047	23,268
Other liabilities	229,115	122,134
Total liabilities	**12,967,339**	**13,943,021**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, authorized, 225,000,000 shares without par; issued and outstanding 139,690,086 at December 31, 2024, and 139,344,981 at December 31, 2023	1,296,881	1,288,899
Retained earnings	1,201,499	1,112,642
Accumulated other comprehensive loss, net of tax	(312,064)	(323,569)
Total stockholders' equity	**2,186,316**	**2,077,972**
Total liabilities and stockholders' equity	**$ 15,153,655**	**$ 16,020,993**

Financial Summary

Consolidated Statements of Earnings

CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except per share amounts)

	Year Ended December 31,	
	2024	2023
Interest income:		
Loans and leases, including fees	$ 455,755	$ 448,295
Investment securities:		
Investment securities available-for-sale	80,890	83,563
Investment securities held-to-maturity	53,151	54,750
Total investment income	134,041	138,313
Dividends from FHLB stock	1,551	1,861
Interest-earning deposits with other institutions	38,765	17,861
Total interest income	630,112	606,330
Interest expense:		
Deposits	105,483	51,535
Borrowings and customer repurchase agreements	76,709	66,805
Other	573	-
Total interest expense	182,765	118,340
Net interest income before (recapture of) provision for credit losses	447,347	487,990
(Recapture of) provision for credit losses	(3,000)	2,000
Net interest income after (recapture of) provision for credit losses	450,347	485,990
Noninterest income:		
Service charges on deposit accounts	20,370	20,219
Trust and investment services	13,729	12,556
Bankcard services	1,652	1,627
BOLI income	12,420	12,751
Loss on sale of investment securities	(28,317)	-
Gain on sale leaseback transactions	25,900	-
Other	8,720	12,177
Total noninterest income	54,474	59,330

	Year Ended December 31,	
	2024	**2023**
Noninterest expense:		
Salaries and employee benefits	144,472	139,191
Occupancy and equipment	23,407	22,109
Professional services	10,482	9,082
Computer software expense	15,301	14,051
Marketing and promotion	7,307	6,756
(Recapture of) provision for unfunded loan commitments	(1,250)	(500)
Amortization of intangible assets	5,324	6,452
Other	28,540	32,745
Total noninterest expense	**233,583**	**229,886**
Earnings before income taxes	271,238	315,434
Income taxes	70,522	93,999
Net earnings	**$ 200,716**	**$ 221,435**
Basic earnings per common share	$ 1.44	$ 1.59
Diluted earnings per common share	$ 1.44	$ 1.59
Cash dividends declared per common share	$ 0.80	$ 0.80

Locations

Los Angeles County

Arcadia 626.445.7350	El Segundo 310.322.2222	San Fernando Valley (Encino) 818.905.5760
Beach Cities (El Segundo) 310.802.4015	Glendale 818.550.0400	San Gabriel 626.286.3166
Burbank Airport 818.295.3200	La Cañada Flintridge 818.952.6085	Santa Clarita 661.295.2840
Burbank (Toluca Lake) 818.843.0707	Lancaster 661.723.2000	Santa Fe Springs 562.903.8120
Century City 310.436.3480	Monrovia 626.303.4661	South Bay (Torrance) 310.217.6000
Commerce 323.832.1820	Pasadena 626.405.4915	South El Monte 626.442.4470
Covina 626.915.8931	Pomona 909.629.4151	South Pasadena 626.403.5900

San Bernardino County

Apple Valley 760.961.6900	Redlands 909.307.8100
Chino 909.627.7316	San Bernardino (Tri-City) 909.888.6363
Fontana 909.350.8080	Upland 909.946.6921
Ontario Airport 909.980.1080	

Riverside County

Corona 951.734.6120
Riverside 951.683.2112

Orange County

Brea 714.996.8150	Laguna Niguel 949.249.0740
Fullerton 714.773.0600	Newport Beach 949.440.5200
Huntington Beach 714.622.6060	Orange (Katella) 714.288.5203
Laguna Beach 949.494.9474	Orange (Plaza) 714.288.5300
Laguna Hills (Spectrum) 949.581.4444	Santa Ana 714.967.7222

San Diego County

San Diego (Carmel Valley) 858.847.6500
San Diego (Downtown) 858.350.8650

Ventura County

Camarillo
805.482.7600

Oxnard
805.485.7600

Ventura
805.477.7600

Westlake Village
805.557.7600

Santa Barbara County

Santa Barbara
805.324.5920

Kern County

Bakersfield (Downtown)
661.281.0300

Bakersfield (Rosedale)
661.589.9040

Bakersfield (Stockdale)
661.281.0325

Delano
661.725.8888

Tulare County

Porterville
559.306.1300

Tulare
559.687.3350

Visalia
559.622.9000

Fresno County

Fresno
559.261.0222

Kingsburg
559.802.1070

Stanislaus County

Modesto
209.353.2399

San Joaquin County

Lodi
209.334.7400

Stockton
209.851.3740

Madera County

Madera
559.664.9222

Yolo County

West Sacramento
916.830.3560

Sutter County

Yuba City
530.674.8900

CitizensTrust

Newport Beach
949.440.5231

Ontario
909.483.4392

Pasadena
626.564.6263

Visit cbbank.com/locations for more information

Corporate Information

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
866.280.0564
computershare.com/investor

NASDAQ Listing
CVB Financial Corp. stock is listed on the NASDAQ under the symbol of CVBF. The securities listed consist of one class of common stock.

There were approximately 139,617,917 shares of common stock outstanding with 1,831 registered shareholders of record as of February 24, 2025.

Stockholder Information
Stockholders may obtain, without charge, Form 10-K of CVB Financial Corp., copies of this annual report, and interim reports by visiting our website at **investors.cbbank.com**

Mailing Address
CVB Financial Corp.
PO Box 51000
Ontario, CA 91761

Street Address
701 N Haven Avenue, Suite 350
Ontario, CA 91764
909.980.4030
Phone: 877.422.2265
cbbank.com

 Equal Housing Lender | Member FDIC | NMLS# 417441





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701 N Haven Avenue | Ontario, CA 91764 | 909.980.4030 | cbbank.com